MSGI Technology Solutions, Inc. 8-K

EXHIBIT 4.1

MODIFICATION AGREEMENT

This Agreement is made as of ___________2013 by and between________________ having an address at_____________(“Creditor”), and MSGI Technology Solutions, Inc., a Nevada Corporation (previously known as MSGI Security Solutions, Inc.) having an address at 575 Madison Avenue, 10th Floor, New York, NY 10022 (“Company”).

1. Creditor is the holder of the Callable Secured Convertible Notes, Debentures and Promissory Notes issued to _____________________, as set forth on Schedule A hereto (collectively, the “Indebtedness”).

2. Creditor has agreed to exchange, all of the Creditor’s rights, interests and obligations under and with respect to the Indebtedness and all documents listed on Schedule A evidencing or securing such rights, interests and obligations (collectively, including the notes listed on Schedule A, the “Loan Documents”) for exactly ___________________shares of common stock of the Company, thereby retiring the debt and associated interest in full, and terminating the Indebtedness.

3. Company has agreed to provide the _________________shares of common stock to the Creditor or the designee of the Creditor within sixty days in either electronic or certificate form. Such shares will be subject to Rule 144 of the Securities Act of 1933.

4. Company and Creditor will exchange mutual general releases upon receipt by Creditor of the __________________shares of common stock.

IN WITNESS WHEREOF, the parties have executed this Agreement as an instrument under seal as of the date first written above.

By: ____________________________

Name:

Title:

MSGI Technology Solutions, Inc.

By: ____________________________

Name:

Title:

SCHEDULE A

LIST OF NOTES AND OTHER DOCUMENTS

INCLUDED IN THE LOAN DOCUMENTS